AMENDED AND RESTATED OPERATING AGREEMENT
of
WHAT'S FOR DINNER TECHNOLOGIES LLC
(a Pennsylvania limited liability company)

THIS AMENDED AND RESTATED OPERATING AGREEMENT (this "**Agreement**") is made effective as of July 12,2021, by and among WHAT'S FOR DINNER TECHNOLOGIES LLC (the "**Company**") and the Persons listed on Exhibit A attached hereto, as Members.

Background

A. The Company was organized as a Pennsylvania limited liability company on October 6, 2017 and the original member of the Company entered into that certain Operating Agreement dated October 6, 2017 (the "**Original Agreement**").

B. The above referenced individuals are the members of What's for Dinner Technologies LLC, a Pennsylvania limited liability company, and have agreed to conduct business and govern the limited liability company's affairs in accordance with the terms of this Agreement.

Agreement

Therefore, each intending to be legally bound hereby, the parties agree as follows:

ARTICLE I PRELIMINARY PROVISIONS

1.1 Definition. As used in this Agreement, the following terms have the following meanings:

"**Act**" means the Pennsylvania Limited Liability Company Act of 2016 and the other applicable provisions of the Pennsylvania Associations Code, and any successor statutes, and as amended from time to time.

"**Affiliate**" of a Person means (a) a Person controlling, controlled by, or under common control with such Person, and (b) a Person that controls, is controlled by, or is under common control with any Person described in the foregoing clause (a). For purposes of this Agreement, the term "**control**", including the terms "**controlled by**" and "**under common control with**", means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"**Agreed Value**" has the meaning set forth in Section 6.3(a).

"**Agreement**" has the meaning set forth in the Preamble.

"**Attachment**" means any levy, execution, attachment, garnishment or other similar judicial process of any kind upon a Unit in any jurisdiction.

"**Bankruptcy**" means the inability of a Person generally to pay their debts as they become due, an admission in writing by such Person of their inability to pay their debts generally or a general assignment for the benefit of creditors, the filing of any petition or answer by a Person seeking to

adjudicate itself a bankrupt or insolvent or seeking for itself any liquidation, winding-up, reorganization, arrangement, adjustment, protection, release, or composition of their debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for such Person or for any substantial part of their property, whether voluntary or involuntary.

"**BBA**" has the meaning set forth in Section 4.3(a).

"**BBA Procedures**" has the meaning set forth in Section 4.3(b).

"**Board of Managers**" or "**Board**" has the meaning set forth in Section 4.1(a).

"**Capital Account**" has the meaning set forth in Section 3.5.

"**Certificate**" means the Company's Certificate of Organization filed with the Pennsylvania Department of State, as amended from time to time.

"**Company**" has the meaning set forth in the Preamble.

"**Dissolution Event**" has the meaning set forth in Section 7.1.

"**Indemnified Person**" has the meaning set forth in Section 5.2(a).

"**Independent Accountant**" means a firm of independent certified public accountants, other than an accounting firm that has worked for any Member or an Affiliate of any of the Members within the last five years, appointed by the Board.

"**Intellectual Property**" has the meaning set forth in Section 8.5.

"**Involuntary Transfer**" means the (i) Transfer of title to a Unit by operation of law, other than by reason of the death of the Class B Member, to any other Person, such as, but not limited to, a spouse or former spouse pursuant to a decree of equitable distribution of marital property or the guardian or conservator of an incompetent or incapacitated Shareholder, and (ii) violation by a Class B Member of Section 6.1(a).

"**Joinder**" means a joinder to this Agreement in the form of Exhibit B.

"**Majority Sellers**" has the meaning set forth in Section 6.8.

"**Manager**" means a member of the Board of the Managers.

"**Member**" means each Person identified as a member of the Company on Exhibit A hereto and each Person hereafter admitted as a member of the Company as provided in this Agreement, for as long as such Person continues to own any Units in the Company. Notwithstanding anything herein to the contrary, a revision or restatement to Exhibit A (i) for a Person hereafter admitted as a member of the Company as provided in this Agreement, (ii) for a Person ceasing to be a member of the Company as provided in this Agreement, (iii) for a Transfer of Units as provided in this Agreement or (iv) for a bona fide update to any of the information contained on Exhibit A shall not be considered an amendment of this Agreement requiring the unanimous written agreement of all the Series A Members.

"**Original Agreement**" has the meaning set forth in the Background.

"**Ownership Percentage**" means, with respect to each Member, the fraction (expressed in terms of a percentage) (i) the numerator of which is the number of Units owned by such Member, and (ii) the denominator of which is the aggregate amount of all Units outstanding.

"**Partnership Representative**" has the meaning set forth in Section 4.3(a).

"**Permitted Transferee**" means (i) any Member; (ii) any entity controlled by or under common control with any Member where "control" is defined in the definition of "Affiliate" above; and (iii) solely with respect to the Member in question, such Member's spouse or lineal descendants, any trust for the primary or lifetime benefit of any such persons, or any entity controlled by any such persons.

"**Person**" means an individual, partnership, joint venture, corporation, association, joint stock company, limited liability company, unincorporated organization, trust or any other entity.

"**Protected Persons**" has the meaning set forth in Section 8.7.

"**Purchase Price**" has the meaning set forth in Section 6.3(b).

"**Regulations**" means the United States Treasury Income Tax Regulations, as amended or supplemented from time to time.

"**Sale Transaction**" has the meaning set forth in Section 6.7(a).

"**Series A Members**" means Members who hold Series A Units.

"**Series A Ownership Percentage**" means, with respect to each Member, the fraction (expressed in terms of a percentage) (i) the numerator of which is the number of Series A Units owned by such Member, and (ii) the denominator of which is the aggregate amount of all Series A Units outstanding.

"**Series A Units**" means the units representing an ownership interest in the Company, including, to the extent specified herein and granted by the Act, interests in, and rights to, the profits of and distributions from the Company and participation and voting in the management of the Company, including with respect to the Board of Managers.

"**Series B Members**" means Members who hold Series B Units.

"**Series B Ownership Percentage**" means, with respect to each Member, the fraction (expressed in terms of a percentage) (i) the numerator of which is the number of Series B Units owned by such Member, and (ii) the denominator of which is the aggregate amount of all Series B Units outstanding.

"**Series B Units**" means the units representing an ownership interest in the Company, including, to the extent specified herein and granted by the Act, interests in, and rights to, the profits of and distributions from the Company, but specifically excluding any interest in, or right to, participation or voting in the management of the Company, and excluding any interest in, or right to, participation or voting with respect to the Board of Managers.

"**Transfer**" has the meaning set forth in Section 6.1.

"**Unit Sale Transaction**" has the meaning set forth in Section 6.7(a).

"**Units**" means, collectively, the Series A Units and Series B Units.

ARTICLE II
ORGANIZATION

2.1 Members. The Members hereby associate themselves as members of the Company pursuant to the Act for the purposes specified herein. The Members acknowledge that the Certificate was filed with the Pennsylvania Secretary of State. The Members intend that this Agreement shall constitute the operating agreement for the Company, as that term is used and defined in the Act. The Members hereby agree to this Agreement as specified for such Members herein and that this Agreement shall supersede and replace all other agreements governing the business and affairs of the Company, including the Original Agreement.

2.2 Purpose. The purpose of the Company is to engage in businesses associated with the nutrition and home culinary industry and any other lawful business as determined by the Board of Managers.

2.3 Registered Office. The registered office of the Company shall be located at 6511 Windmere Rd., Harrisburg, Dauphin County, Pennsylvania 17111, or such other office (which need not be a place of business of the Company) as the Board of Managers may designate from time to time. The Company may have such other offices and places of business as the Board of Managers may designate from time to time.

2.4 Tax Characterization. The Members intend that the Company shall be taxed as a disregarded entity for such periods and for so long as there is only one Member, and as a partnership for Federal and, to the extent permitted, state tax purposes for all other Periods.

ARTICLE III
OWNERSHIP, CAPITALIZATION AND PROFITS AND LOSSES OF COMPANY

3.1 Capital Contributions; Units and Ownership Percentages. The Members have made the initial capital contributions to the Company as are shown on Exhibit A. The number of Units owned by each Member and their respective Series A Ownership Percentages and Series B Ownership Percentages are set forth on Exhibit A, as the same may be updated from time to time in accordance with this Agreement. The Members' respective Series A Ownership Percentages and Series B Ownership Percentages are not necessarily proportional to, or reflected by, the Capital Accounts maintained pursuant to Section 3.5. Except as otherwise provided herein, no Member shall have the right to a distribution or return of capital. No interest shall be paid on all or any part of a Member's capital contribution. No Member shall have priority over another Member as to return of capital contributions, loans, or, except as expressly set forth herein, allocations of income, gain, profits, losses, credits, deductions or distributions.

3.2 Additional Capital Contributions. The Board of Managers may require further capital contributions of the Series A Members or of the Series B Members or of both the Series A Members

and the Series B Members. If required of the Series A Members, such additional capital contributions must be required in proportion to the Series A Members' Series A Ownership Percentages. If required of the Series B Members, such additional capital contributions must be required in proportion to the Series B Members' Series B Ownership Percentages. If any set of Members makes a required additional capital contribution and another set of Members is not required to make an additional capital contribution pursuant to the above, then the Series A Ownership Percentage or Series B Ownership Percentage, as applicable, of the Members who do make their required additional capital contributions shall be equitably adjusted to reflect the effect of such economic event by the Board according to the Agreed Value (whether a value, method or index) as set forth on Exhibit C hereto, and additional Series A Units or Series B Units, as applicable, shall be issued to the applicable Members to reflect such adjustment. If any Member fails to make a required additional capital contribution, then that Member's Series A Ownership Percentage or Series B Ownership Percentage, as applicable, shall be equitably reduced and equitably adjusted to reflect the effect of such economic event by the Board according to the Agreed Value (whether a value, method or index) as set forth on Exhibit C hereto, and additional Series A Units or Series B Units, as applicable, shall be issued to the applicable other Members to reflect such adjustment. The Board's readjustment, including any increase or reduction of, the Series A Ownership Percentage or the Series B Ownership Percentage, as the case may be, and any issuance of additional Series A Units or Series B Units, in accordance with this Section 3.2, shall be final and binding on all the parties hereto.

3.3 Additional Members. Additional Persons may be admitted to the Company as Members, and Units may be created and issued to those Persons and to the existing Members, at the direction of and on such terms and conditions as may be determined by the Board of Managers. The terms of admission or issuance may provide for the creation of different classes or groups of Units entitling and subjecting the holders thereof to different rights, powers and duties. The creation of any new class or group of Units shall be reflected in an amendment or restatement to this Agreement indicating the different rights, powers and duties. Any such admission is effective only after the new Member has executed and delivered to the Members a document including the new Member's notice address and agreement to be bound by this Agreement, as so amended or restated.

3.4 Register of Units. The Units shall be uncertificated.

3.5 Capital Accounts. The Company shall establish and maintain a capital account for each Member (each a "**Capital Account**"). The Capital Account for each Member shall be credited with the Member's capital contributions and their share of the Company's profits, shall be debited by distributions to the Member and their share of the Company's losses, and shall be maintained for each Member in the manner described in the provisions of §1.704-1(b)(2)(iv) of the Regulations. The Members' Capital Accounts shall be adjusted as permitted under §1.704-1(b)(2)(iv)(f) of the Regulations to reflect any applicable revaluation of the Company's assets, as determined by the Board, upon (i) the contribution of capital by a newly admitted Member, (ii) the distribution of funds to a former or continuing Member in consideration of the purchase of all or a portion of their Units, or (iii) the dissolution of the Company. In the case of any such adjustment, for tax purposes only (and not for the purpose of determining Members' Capital Accounts), items of taxable income, gain, loss, deductions and credits shall be allocated among the Members in accordance with the principles of §704(c) of the Code so as to take account of the variation between the basis of the Company's property and its fair market value as determined by the Board. The Members shall not be entitled to interest or distributions with respect to their Capital Accounts. No Member shall have an obligation, at any time during the term of the Company or upon its liquidation, to pay to the Company or any other Member or third party an amount equal to the negative balance in such Member's capital account.

3.6 Profits and Losses.

(a) Profits and Losses. Subject to the provisions set forth in Section 3.6(b), for each of the Company's fiscal years respectively, the Company's profits shall be shared and its losses shall be borne by the Members proportionately in accordance with their respective Ownership Percentage for the applicable period in which they are recognized by the Company (taking into account partial year ownership of Units). The Company's "profits" and "losses" means the net amount of the Company's income and losses, respectively, as determined for federal income tax purposes.

(b) Special Income Tax Provisions. In order to conform to the substantial economic effect rules of §704(b) of the Code and to implement the special allocations required by §704(c) of the Code, the requirements of a "qualified income offset" under Regulations §1.704-1(b)(2)(ii)(d), the provisions for a "minimum gain charge back" as that term is defined in Regulations §1.704-2(f) and the requirements of Regulations §1.704-1(b)(4)(iv), relating to allocations of losses attributable to nonrecourse debt, are expressly incorporated herein and made a part hereof by reference.

3.7 Distributions.

(a) General Rule. Except as expressly provided otherwise in this Agreement, all distributions from the Company shall be made, first, to the Series A Members (and as among them, proportionately in accordance with their respective capital contributions) until all the capital contributions by such Series A Members are repaid, second, to the Series B Members (and as among them, proportionately in accordance with their respective capital contributions) until all the capital contributions by such Series B Members are repaid and, finally, to all the Series A Members and Series B Members proportionately in accordance with their respective Capital Account balances. All distributions shall be made subject to applicable law, including all tax, withholding and remittance requirements to which any Member is Subject

(b) Tax Distributions. With respect to any taxable year of the Company in which Members are allocated taxable income for federal income tax purposes (and for this purpose all items of income, gain, loss, or deduction required to be separately stated pursuant to §703 of the Code shall be included in the calculation of taxable income (other than the amount, if any, by which capital losses exceed capital gains)), the Company shall distribute to each Member, within 90 days after the close of that taxable year (and, if practicable, at such times during the taxable year as are advisable to fund the payment of estimated taxes), no less than the amount determined by multiplying the Company's taxable income (computed as set forth in this sentence) allocated to such Member by the maximum applicable combined state and federal tax rate applicable to any Member or resident in the United States of America. For purposes of the preceding sentence, the Company's taxable income for a year shall be reduced by any net loss of the Company in prior years that has not previously been so taken into account under this Section 3.7(b). Nothing herein shall require the Company to borrow money or reduce its cash flow so as to restrict its ability to operate the day-to-day activities of the business in order to make such distributions. All distributions to a Member pursuant to this Section 3.7(b) shall be treated as advances of, and offset against, amounts otherwise distributable to such Member under Section 3.7(a) or otherwise distributable to such Member under this Agreement.

3.8 Loans or Services. Neither loans by any Member nor the rendition of services by any Member to the Company shall be considered contributions to the capital of the Company, unless otherwise unanimously determined by the Board of Managers.

3.9 Books of Account. The Company shall maintain at its registered office or principal place of business accurate and true books of account kept in accordance with the accounting method determined by the Manager, utilizing the calendar year as the fiscal year of the Company. The Board of Managers shall provide to the Members access to the Company's books of account and shall, upon determination of the Board of Managers, distribute to the Members quarterly reports and annual financial statements of the Company. If a Member requests an audit, the Board of Managers may, in its discretion, order an audit of the annual financial statements if so requested by a Member, and may require, as a condition to such audit, that the fees and expenses of the audit be borne by the requesting Member(s). As soon as reasonably practicable after the end of each fiscal year of the Company, the Board of Managers shall cause to be delivered to each Member IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Member's federal, state and local income tax returns for such fiscal year.

ARTICLE IV
MANAGEMENT

4.1 Management by Board of Managers.

(a) Management. The business and affairs of the Company shall be managed by or under the direction of a board of managers (as constituted at any time pursuant to this Agreement, the "**Board of Managers**" or the "**Board**"). A Member, as such, shall not take part in, or interfere in any manner with, the management, conduct, or control of the business and affairs of the Company, and shall not have any right or authority to act for or bind the Company. The Company may act only by actions taken by or under the direction of the Board of Managers in accordance with this Agreement. Unless otherwise specifically provided in this Agreement, all actions taken, decisions made, directions given or resolutions adopted of or by the Board of Managers shall be by the majority approval of the Board (*i.e.*, 3 of 5 Managers, 3 of 4 Managers, or 2 of 3 Managers, etc.). Unless otherwise specifically provided in this Agreement, all discretion exercised, actions taken, or decisions or determinations made by the Company pursuant to any term of this Agreement, shall be by the majority approval of the Board (*i.e.*, 3 of 5 Managers, 3 of 4 Managers, or 2 of 3 Managers, etc.).

(b) Authority and Duty of Managers. Except as otherwise provided by resolution adopted by the Board, the Managers may act only as a Board of Managers pursuant to Section 4.1(a) and the other provisions of this Agreement. Individual Managers shall have only such authority and shall only perform such duties as the Board may, from time to time, delegate to them.

(c) Number of Managers; Board Composition. The initial number of Managers comprising the whole Board shall be one and may, if determined by the Board be increased to not more than three. The initial Manager is Jodi Frank. The Managers shall hold their Manager positions, unless and until replaced by a majority vote of the Members, or this Agreement is amended or restated pursuant to its terms; provided that upon the death of any Manager, the Manager(s) shall either, by written resolution, (i) appoint another Manager to the Board or (ii) reduce the number of Managers comprising the whole Board to the remaining number of Managers. The Company and each Member hereby agrees to take such actions as may be required to ensure the immediate appointment, or removal, as the case may be, of any Manager pursuant to this Section 4.1(c). For the avoidance of doubt, the Members shall not have the right to cumulate their votes in the election or appointment of Managers. Any Manager may resign from the Board. Managers need not be Members or residents of the Commonwealth of Pennsylvania, but must be residents of the United States of America.

(d) Officers; Delegation. The Company shall have such officers, other employees and agents as shall be necessary or desirable to conduct its business, and may be delegated such management rights of and with respect to the Company, as determined by the Board of Managers. Each officer shall hold office until their successor shall have been elected and qualified by the Board, or until their earlier death, resignation or removal. An officer may be removed or replaced for any reason or no reason, with or without cause, by the Board, and any action taken by an officer for or on behalf of the Company remains subject to the overriding disapproval by the Board. Any officer may resign at any time by written notice to all the Board. Any number of offices may be held by the same person. Each officer shall receive such compensation and reimbursement, if any, for their service as may be determined from time to time by the Board.

(e) Action by Consent. Any action, determination or approval required or permitted to be taken by the Managers may be taken by consent and without a meeting, by those Managers otherwise required to effect such action, determination or approval pursuant to the other provisions of this Agreement, or in such other manner as the Managers required to effect such action, determination or approval shall agree among themselves. Such consents may be, but are not required to be, in writing or in electronic form.

(f) Nonexclusive Service. The Managers need not devote services to the Company on a substantially full-time basis and need only devote as much time to the Company's activities as the Board of Managers determines to be necessary for the efficient conduct thereof, except to the extent otherwise required by a separate employment or other agreement with the Company.

(g) Limitation of Liability. No Manager shall be personally liable for monetary damages (other than under criminal statutes and under federal, state, and local laws imposing liability on managers for the payment of taxes) for any action taken, or any failure to take any action, unless such Manager's conduct constitutes self-dealing, willful misconduct or recklessness. No amendment or repeal of this subsection shall apply to or have any effect on the liability or alleged liability of any Person who is or was the manager of the Company for or with respect to any acts or omissions of such Person occurring prior to the effective date of such amendment or repeal. If the Act permits or is amended to permit a Pennsylvania limited liability company to provide greater protection from personal liability for its managers than the express terms of this subsection, this subsection shall be construed and deemed to provide for such greater protection.

4.2 Reimbursement; Compensation. The Managers may be reimbursed for all expenses incurred in managing the Company and may, at the election of the Board of Managers, be entitled to compensation for management services rendered, in an amount to be determined from time to time by the Board of Managers.

4.3 Partnership Representative.

(a) Partnership Representative. Jodi Frank shall be the partnership representative (the "**Partnership Representative**") as provided in §6223(a) of the Code, as amended by the Bipartisan Budget Act of 2015 ("**BBA**"). The Partnership Representative is authorized and required to represent the Company in connection with all examinations of the Company's affairs by any federal, state, local or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Partnership Representative shall be reimbursed or indemnified by the Company for all expenses and liabilities incurred in connection with all examinations of the Company.

(b) BBA Elections. The Company shall not elect into the partnership audit procedures enacted under §1101 of the BBA (the "**BBA Procedures**") for any tax year beginning before January 1, 2018, and, to the extent permitted by applicable law and regulations, the Partnership Representative on behalf of the Company shall annually elect out of the BBA Procedures for tax years beginning on or after January 1, 2018 pursuant to Code §6221(b), as amended by the BBA. For any year in which applicable law and regulations do not permit the Company to elect out of the BBA Procedures, then within 45 days of any notice of final partnership adjustment, the Company shall elect the alternative procedure under Code §6226, as amended by the BBA, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(c) Tax Returns. At the expense of the Company, the Partnership Representative will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign or other income tax return inconsistently with the treatment of the item on the Company's return.

(d) Tax Audits. The Partnership Representative shall promptly notify the Members of the commencement of any tax audit of the Company, upon receipt of a tax assessment and upon the receipt of a notice of final partnership administrative adjustment or final partnership adjustment and shall keep the Members reasonably informed of the status of any tax audit or resulting administrative or judicial proceeding. The Partnership Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. Each Member agrees that such Member will not independently act with respect to tax audits or tax litigation of the Company, unless previously authorized to do so in writing by the Partnership Representative, which authorization may be withheld by the Partnership Representative in their sole and absolute discretion. Each Member shall indemnify and hold harmless the Company and each other Member from and against any liability with respect to their share of any tax deficiency (plus any applicable interest and penalties) paid or payable by the Company that is attributable to the Member (as reasonably determined by the Partnership Representative) with respect to any audited or reviewed taxable year for which such Member was allocated any items of income, gain, loss deduction or credit of the Company for federal income tax purposes.

(e) Survival. The obligations of each Member or former Member under this Section 4.3 shall survive the termination, Transfer or liquidation of the Member's interest in the Company or the dissolution of the Company.

ARTICLE V
MEMBERS' LIABILITY LIMITATION AND INDEMNIFICATION

5.1 Limitation of Personal Liability. To the fullest extent permitted by applicable law, no Member shall be liable, by reason of being a member of the Company, under any order of court or in any other manner for any debt, obligation or liability of the Company of any kind or for the acts or omissions of any other Member.

5.2 Indemnification and Advancement of Expenses.

(a) Indemnification. Except to the extent prohibited by applicable law, the Company shall indemnify every Manager and Member of the Company (an "**Indemnified Person**"), in each case who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, appeal or other proceeding of any nature, whether civil, criminal, administrative or investigative, whether formal or informal, and whether brought by or in the right of the Company, its Members or otherwise, by reason of the fact that such person is or was a Manager or Member of the Company, against expenses (including attorney's fees), judgments, fines, damages, punitive damages, penalties, excise taxes assessed with respect to employee benefit plans and amounts paid in settlement in connection with such action, suit, appeal or other proceedings. Notwithstanding the foregoing, indemnification under this Section 5.2 shall not be made in any case where the act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct, willful breach of this Agreement or recklessness.

(b) Advancement of Expenses. Expenses, including attorney's fees, incurred by an Indemnified Person in defending a proceeding referred to in Section 5.2(a) above shall be paid by the Company in advance of the final disposition of such proceeding, provided that an Indemnified Person shall have executed and delivered to the Company a written agreement to repay the amounts so paid by the Company on their behalf if a court ultimately determines that they are not entitled to be indemnified with respect to such proceeding because their actions in question constituted willful misconduct, willful breach of this Agreement or recklessness or because the Company is otherwise prohibited by law from indemnifying them.

(c) Non-Exclusive Rights. The right of indemnification and the right of advancement of expenses provided in this Section 5.2 shall (i) not be deemed exclusive of any rights, whether now existing or hereafter created, to which those seeking indemnification may be entitled under any other agreement, (ii) be deemed to create contractual rights in favor of persons entitled to indemnification under this Section 5.2, (iii) continue as to persons who have ceased to be an Indemnified Person and (iv) shall inure to the benefit of the heirs and legal representatives of persons entitled to indemnification. The rights provided in this Section 5.2 may not be amended, modified or repealed so as to limit in any way the indemnification provided for herein with respect to any acts or omissions occurring prior to the effective date of any such amendment, modification or repeal.

ARTICLE VI
TRANSFERS OF MEMBERSHIP INTERESTS

6.1 Restriction on Dissociation and Transfers of Units.

(a) Except as otherwise expressly permitted under the provisions of this Agreement or as approved by the Board of Managers, a Member may not voluntarily withdraw or dissociate from the Company, nor shall any Member sell, assign, transfer, give, pledge, hypothecate, encumber, alienate or otherwise dispose (collectively, "**Transfer**") of all or any portion of their Units. Any purported Transfer of any Unit or interest therein by a Member other than in accordance with the provisions of this Agreement shall be void *ab initio* and shall not operate to Transfer any interest or title in any such Unit to the purported transferee (or shall Transfer only those interests (e.g., nonvoting portion of such interests) as are actually required to be Transferred by applicable law). The Company shall not cause or permit the Transfer of any Units to be made on its register of Units outstanding, except in accordance with the terms of this Agreement. Notwithstanding the foregoing, a Member may, as a result of his or her death, by will or according to the laws of descent and distribution, transfer his or her Units to any Permitted Transferee.

(b) As a condition precedent to receiving any Units hereunder, any prospective Member with a current spouse, must cause his or her spouse to first execute and deliver to the Company a Spousal Waiver in the form attached hereto as Exhibit D. Should a Member desire to marry during the course of his or her membership with the Company, such Member shall require his or her prospective spouse to execute and deliver a Spousal Waiver prior to marriage.

(c) No Member shall avoid the provisions of this Agreement by (i) making one or more Transfers to one or more Permitted Transferees and then disposing of all or any portion of such Member's interest in any such Permitted Transferee, or (ii) issuing or permitting any Transfer of any equity securities of such Member other than to the current direct and indirect holders of such equity securities. Each Member that is not a natural Person shall cause the holders of legal and beneficial interests in such Member to not avoid the provisions of this Agreement by disposing of all or any portion of such Person's interest in such Member.

6.2 Involuntary Transfers.

(a) Upon the occurrence of (i) any event that would cause an Involuntary Transfer or Attachment of a Series B Member's Units; (ii) Bankruptcy of a Series B Member, or (iii) the termination of a Series B Member's employment or engagement as an independent contractor with the Company, regardless of reason, the affected Member shall be deemed to offer for sale all of their Units to the Company (or, subject to the Company's action in Section 6.2(b), to the applicable Members) at the Purchase Price to be calculated in accordance with Section 6.3 and paid in the manner specified in Section 6.4.

(b) The Company, by action of the Board, may, at any time during the Offer Period, accept the offer to purchase the offered Units. During the Offer Period, the Company may, by action of the Board, at the Board's option, give the remaining Members the opportunity to purchase some or all of the Units offered on the terms available to the Company under Section 6.2(a), allocating the number of Units available to the remaining Members for purchase on a *pro-rata* basis in accordance with the number and series of Units owned by each of them unless otherwise agreed by such offerees; provided that, if not purchased by the Company, Series A Units shall only be offered to Series A Members. If any Member chooses to purchase fewer than the number of Units allocated to them, the Units such Member rejects shall be reallocated among the Members who accepted for purchase the entire *pro-rata* number of Units allocated to them previously until all Units have either been accepted for purchase or no Members desire to purchase more Units; provided that, if not purchased by the Company, Series A Units shall only be offered to Series A Members.

(c) The Company and the remaining Members may purchase less than all of the Units offered, in their sole discretion. If the applicable event is an event that would cause an Involuntary Transfer and the Company and the remaining Members do not purchase all of the Units offered within the Offer Period, the offering Member shall be permitted to complete the Involuntary Transfer with respect to the unpurchased Units only.

(d) Any transferee or assignee to whom an interest in the Company or any Unit may be Transferred under the terms of this Agreement who is not at the time of such transfer a party to this Agreement shall take such interest subject to all of the terms and conditions of this Agreement and shall not be considered to have title to such interest until said transferee or assignee shall have accepted and assumed the terms and conditions of this Agreement by a written agreement to that effect

(e) Upon the occurrence of (i) any event that would cause an Involuntary Transfer or Attachment of a Member's Units or (ii) Bankruptcy of a Member, prior to the completion of the offer and purchase(s), including the time periods, described above in this Section 6.2, no interest in the Company or in any Unit shall be Transferred to any purported transferee or assignee in connection with such Involuntary Transfer, Attachment or Bankruptcy, and any purported Transfer of any Unit or interest in the Company by a Member other than in accordance with the provisions of this Agreement shall be void *ab initio* and shall not operate to Transfer any interest or title in any such Unit to the purported transferee (or shall Transfer only those interests (e.g., nonvoting portion of such interests) as are actually required to be Transferred by applicable law).

6.3 Purchase Price of Units.

(a) The Board may, as of any January 1, agree upon a value, or a method or index for the determination of value, which shall be set forth on Exhibit C attached hereto (the most recently agreed value, method or index, the "**Agreed Value**"). Any determination of, or change in, value, or in the method or index for determining value so agreed, shall be prospective only, unless the Board agrees to make such change effective retroactively; provided that no retroactive change may be made which adversely affects the Transfer of any Units upon the death of a Member. Notwithstanding anything herein to the contrary, a revision of Exhibit C pursuant to this Section 6.3 shall not be considered an amendment of this Agreement requiring the unanimous written agreement of all the Series A Members.

(b) If the Board has established an Agreed Value, the purchase price of a Member's Units shall be determined using the Agreed Value applicable to the Units being sold. If the Board has not established an Agreed Value within the 12 months prior to the date of the event giving rise to the offer of any Units and is unable to establish an Agreed Value, the purchase price of a Unit shall be the book value thereof. The purchase price as established by this Section 6.3 is referred to as the "**Purchase Price**".

(c) These determinations of value shall be final and binding upon the Members, their heirs, successors and permitted assigns, and on all Persons having any interest in the Company.

6.4 Manner of Payment of Purchase Price.

(a) Payment of the Purchase Price shall be made in cash or by certified or bank check in 20 equal quarterly installments of principal as evidenced by a promissory note, the first such payment being due at settlement, which shall be on or prior to 30 days after the Offer Period.

(b) The closing of the purchase and sale of the applicable Units pursuant to this Article VI shall be held at the principal office of the Company or other mutually agreeable location. At the closing, the selling Member or the personal representative of such Member, as the case may be, shall execute, acknowledge and deliver any and all unit transfer powers, instruments and other documents reasonably necessary to evidence the transfer of the Units, as requested by the Board, and pay one-half (1/2) of the cost of any documentary, stamp and/or transfer taxes imposed upon the transfer. The promissory note evidencing the 19 remaining quarter-annual installments shall provide for the payment of principal, together with interest payable quarterly in arrears on the unpaid principal balance. Interest shall accrue from the date of settlement at the Applicable Federal Rate (AFR) under Code §1274 or successor provisions of the Code of similar effect for debt instruments having a comparable term compounding quarterly as published by the U.S. Internal Revenue Service for the month in which settlement on the purchase occurs. The promissory note shall provide that the

Company or purchasing Member(s) may prepay the note in full or in part with penalty or premium at any time during the term of the note and that all payment obligations thereunder shall be subordinated to any bank debt of the Company, as may exist from time to time. If there is more than one purchasing Member, there shall be separate promissory notes, which shall be several and not joint.

6.5 Right to Elect Dissolution. It is the intention and agreement of the Members that the occurrence of a transfer of Units pursuant to this Article VI shall not effect a dissolution of the Company.

6.6 Requirements for New Members. In the event of a proposed Transfer of all or any portion of a Member's Units to a Person under the provisions of Section 6.1 or otherwise under this Agreement, the Transfer shall be permitted and the transferee of the Units shall be admitted as a Member of the Company only upon satisfaction of each of the following additional conditions:

(a) The Company shall have received a favorable opinion of the Company's legal counsel to the effect that the transfer of the Units and the admission of the transferee(s) is exempt from registration under the Securities Act of 1933, as amended, the Pennsylvania Securities Act, as amended, and any other applicable state securities laws; provided, however, that the Board may waive the requirements of this Section 6.6(a) in such circumstances as it deems appropriate in its sole discretion.

(b) The transfer shall be confirmed by presentation to the Company of evidence of the transfer, in form and substance satisfactory to legal counsel to the Company, and the Company shall be reimbursed by the transferee for all costs and expenses it reasonably incurs in connection with such transfer, including, without limitation, the cost of the legal opinion referred to in Section 6.6(a) above.

(c) The transferee shall furnish the Company with the transferee's taxpayer identification numbers, sufficient information to determine the transferee's initial tax basis in the Units transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally-required information statements or returns.

(d) The transferee shall execute and deliver counterparts of a Joinder to this Agreement.

6.7 Drag-Along Rights.

(a) If the Series A may determine to effect a sale of all or substantially all of the assets of the Company or all of the Units to any Person in one transaction or a series of similar transactions (any of the foregoing, a "**Sale Transaction**"). If the Board determines to effect a sale of all of the Units to any Person in one transaction or a series of similar transactions (a "**Unit Sale Transaction**"), the Board may, in its sole discretion, require each other Member to sell all (but not less than all) of the Units then held by them to such purchaser in accordance with this Section 6.7 upon substantially the same terms as the other Series A Members or the Series B Members, as the case be; provided that the price and terms for the Series A Units and the Series B Units may be different, if the price and terms take reasonably into account the different rights of the Series A Units as compared to the Series B Units.

(b) The other Members shall execute and deliver all documents required to be executed and delivered to consummate the Sale Transaction, in a time frame reasonably required by the Board (with 21 days being, in all events, a reasonable time frame). If any other Member fails to deliver such documents and the Sale Transaction is subsequently consummated, the Company shall cause its books and records to show that the Units held by the non-delivering Member are bound by the provisions of this Section 6.7, and, if the Sale Transaction is a Unit Sale Transaction, the Units held by the non-delivering Member shall be deemed to have been transferred in such Sale Transaction. In all events, the non-delivering Member shall continue to be bound by its obligation to execute and deliver all documents required by the purchaser to be executed and delivered to further consummate or confirmation the consummation of the Sale Transaction. The purchaser must only deliver the consideration of the Unit Sale Transaction applicable to such non-delivering Member upon such non-delivering Member's execution and delivery of all documents required by the purchaser to be executed and delivered to further consummate or confirm the consummation of the Unit Sale Transaction, and the purchaser may deduct from such consideration any and all legal and other fees and expenses owing to the failure to timely deliver (as provided in the first sentence of this subclause) the applicable documents by the non-delivering Member.

(c) There shall be no liability on the part of the Board to any Member if any Sale Transaction is not consummated for whatever reason.

6.8 Tag-Along Rights. Except as per Section 6.1, if at any time Members owning at least a majority of the total number of issued and outstanding Series A Units (for this purpose, the "**Majority Sellers**") desire to sell, Transfer, redeem or otherwise dispose in a bona fide arm's length sale (whether in one transaction or a series of related transactions), then the Majority Sellers will first be required to offer to each other Member holding Series A Units or Series B Units the opportunity to sell the same proportion of his, her, or its Units as owned by such other Member (on a Member-by-Member basis) immediately prior to such sale, to the same Person or Persons and upon the same terms and conditions as apply to the Majority Sellers; provided, however, that the aggregate implied purchase price paid (minus expenses directly related to the sale) to the Majority Sellers and to the other Members electing to participate in such sale will be apportioned among such Members as if the aggregate implied purchase price paid to the Members was instead distributed by the Company to such Members in liquidation of the Company under Section 7.2. Within 15 days of receiving written notice from the Majority Sellers of the opportunity to join in such sale, any of the other Members holding Series A Units or Series B Units may elect, by written notice to the Majority Sellers, (i) to sell their Units, in which case the Majority Sellers must consummate the sale of their Units and the Units of the other Members electing to join in such sale on the terms and conditions in this Section 6.8, or (ii) in the alternative, not to sell any of their Units.

ARTICLE VII
DISSOLUTION

7.1 Dissolution Events. The Company shall dissolve, wind up its affairs, and distribute its assets pursuant to the Act upon the first to occur of any of the following (a "**Dissolution Event**"):

(a) The unanimous vote of the Series A Members to dissolve the Company; or

(b) The entry of an order of judicial dissolution of the Company under the Act.

7.2 Winding up and Distribution. Upon the occurrence of a Dissolution Event, the Members shall cause the Company's assets to be liquidated as promptly as is consistent with obtaining the fair value thereof, otherwise wind up the Company's affairs and dissolve the Company in accordance with the Act, and cause the proceeds of the liquidation of its assets to be applied and distributed in the following order:

(a) First, to the payment and discharge of all of the Company's debts and liabilities to creditors other than the Members;

(b) Second, to the payment and discharge of all of the Company's debts and liabilities (other than liabilities attributable to the Units themselves or this Agreement itself) to Members; and

(c) The balance, if any, pursuant to Section 3.7(a).

7.3 Negative Capital Account Balances. If any Member has a deficit balance in their Capital Account (after giving effect to all contributions, distributions and allocations for all of the Company's fiscal years, including the fiscal year during which a liquidation occurs), the Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and the deficit shall not be considered a debt owed to the Company or to any other Member for any purpose whatsoever.

7.4 Deemed Distribution and Recontribution. Notwithstanding any other provision of this Article VII, in the event the Company is liquidated within the meaning of Regulations §1.704-1(b)(2)(ii)(g) but no Dissolution Event has occurred, the Company's property shall not be liquidated, the Company's liabilities shall not be paid or discharged, and the Company's affairs shall not be wound up. Instead, solely for federal income tax purposes, the Company shall be deemed to have distributed the Company's property in kind to the Members, who shall be deemed to have assumed and taken subject to all Company liabilities, all in accordance with their respective positive capital account balances. Immediately thereafter, the Members shall be deemed to have recontributed the Company's property in kind to the Company, which shall be deemed to have assumed and taken the property subject to all such liabilities.

ARTICLE VIII
AFFIRMATIVE AND RESTRICTIVE COVENANTS

8.1 Other Business Opportunities. Subject to the other express provisions of this Agreement, each Member, Manager and officer at any time and from time to time may engage in and possess interests, directly or indirectly (including through any Person), in other business ventures of any and every type and description, and the income or profits derived therefrom, independently or with others, with no obligation to offer to the Company or any other Member, Manager or officer the right to participate therein. Subject to the other express provisions of this Agreement, each Member, Manager and officer hereby waives, relinquishes and renounces any right or claim of participation in such other business ventures of any and every type and description, and the income or profits derived therefrom, independently or with others.

8.2 Company Opportunity. No Member, Manager or officer shall be required to present any particular business or investment opportunity to the Company even if the opportunity is of a

character that, if presented to the Company, is related to the business of, or could be taken by, the Company.

8.3 Interested Transactions. A contract or transaction between the Company and a Manager, Member or officer or between the Company and another Person in which a Manager, Member or officer has a management role or a financial or other interest, shall not be void or voidable solely for that reason, or solely because such Manager, Member or officer participates in the authorization of the contract or transaction, if:

(a) the material facts as to the relationship or interest and as to the transaction are disclosed or known to all the Managers and the Board (comprised only of the Managers without any interest in the contract or transaction) authorizes the contract or transaction; or

(b) the contract or transaction is fair to the Company as of the time it is authorized, approved or ratified by the Board.

Each Manager, Member and officer shall immediately disclose all contracts and transactions present to the Company or with the Company in which they have a management role or a financial or other interest.

8.4 Confidentiality of Information.

(a) General Rule. Unless approved by the Board, each Manager and Member agrees to keep confidential and not disclose, divulge, or use for any purpose any confidential, proprietary or sensitive information obtained from the Company, unless such information (i) is known or becomes known to the public in general (other than as a result of a breach of this Section 8.4 by such Person), (ii) is or has been independently developed or conceived by such Person without use of such information, or (iii) is or has been made known or disclosed to such Person by a third party without a breach of any obligation of confidentiality that third party may have to the Company.

(b) Exceptions. Notwithstanding Section 8.4(a), a Manager or Member may disclose such information (i) to such Person's attorneys, accountants, consultants and other professionals to the extent necessary to obtain their services in connection with monitoring such Person's investment in the Company or to evaluate and determine such Person's obligations to the Company, the Board, the Members or the officers, or (ii) as may otherwise be required by law, in the case of this subsection (ii), if such Person promptly notifies all the other Members of the disclosure and in the case of subsection (i) and (ii), if such Person takes reasonable steps to minimize the extent of any required disclosure. Nothing in this Section 8.4 shall affect such Person's ability to use information in connection with a commercial relationship, if any, between such Person and the Company, subject to the other provisions of this Agreement.

(c) Survival. The obligations of each Manager and Member (including former Managers and Members) under this Section 8.4 shall survive the termination or removal of such Manager or the termination, Transfer or liquidation of such Member's interest in the Company or the dissolution of the Company.

8.5 Intellectual Property Assignment. All inventions, ideas, concepts, information, materials, processes, data, customer and vendor lists, programs, know-how, improvements, discoveries, developments, designs, artwork, other copyrightable works, techniques and all trade

secrets, copyrights, trademarks, patents, other patentable rights, and other intellectual property rights (all of the forgoing, "**Intellectual Property**") used or developed by any Member that is related to the nutrition and home culinary industries shall be the sole and exclusive property of the Company. All such Intellectual Property (subject to the exclusion directly above) is hereby assigned to the Company, and all such Members shall execute and deliver all such other agreements or instruments as are requested by the Board, in its sole discretion, to further assure such assignment to, and sole and exclusive ownership by, the Company. The obligations of each Member (including former Members) under this Section 8.5 shall survive the termination, Transfer or liquidation of such Member's interest in the Company or the dissolution of the Company.

8.6 Non-Solicitation. Without the prior written consent of the Board, (i) for the period beginning on the date hereof and ending on a date that is three years after such Person ceases to be a Member, such Member shall not, and (ii) for the period beginning on the date that such Member ceases to be a Member and ending on a date that is three years after the date that such Member ceases to be a Member, each such former Member shall not, in all such cases, whether personally or as an owner, partner, shareholder, member, officer, director, manager, employee, agent, consultant, representative or in any other capacity on behalf of any Person, directly or indirectly: (a) interfere with the relationship between the Company and the customers, talent, clients, vendors, suppliers, officers, independent contractors or employees of the Company that has a detrimental effect on the business of the Company or in the industry of nutrition or home culinary, or (b) endeavor to entice away from the Company its customers, talent, clients, vendors, suppliers, officers, independent contractors or employees, or employ or offer to employ the officers or employees of the Company; provided this subsection (b) shall not preclude employing or offering to employ any such officer or employee (y) who responds to a general solicitation (and no other type of solicitation or discussion) not targeted at such persons (including by a third party search firm not directed to target or otherwise entice officers or employees of the Company) or (z) whose employment has been terminated by the Company prior to the commencement of any such employment discussions or communications whatsoever.

8.7 Non-Disparagement. Each Manager and Member agrees that they shall not, directly or indirectly, make any public or private statements (whether orally, in writing, through social media or otherwise) that disparage, denigrate or malign (i) the Company or any of its Affiliates, (ii) any officer, employee, director, manager, partner, member or shareholder of the Company or any of its Affiliates (in their role(s) as an officer, employee, director, manager, partner, member or shareholder of the Company or any of its Affiliates), or (iii) any customer, talent, client, vendor, supplier or independent contractor of the Company or any of its Affiliates (in their role(s) as a customer, streamers, client, vendor, supplier or independent contractor of the Company or any of its Affiliates) (collectively, the "**Protected Persons**"). For purposes of clarification, and not limitation, a statement shall be deemed to disparage, denigrate or malign a Protected Person if such statement could be reasonably construed to adversely affect the opinion any other person may have or form of any Protected Person. The foregoing limitations shall not be violated by truthful statements made to any governmental authority or in response to legal process, required governmental testimony or filings, or administrative or arbitral proceedings (including depositions in connection with such proceedings). The obligations of each Manager and Member (including former Managers and Members) under this Section 8.7 shall survive the termination or removal of such Manager or the termination, Transfer or liquidation of such Member's interest in the Company or the dissolution of the Company.

8.8 Return of Property. Immediately, but no later than seven days, after any Member ceases to be a Member, such prior Member shall proffer to the Company or its designee, all property of the Company, without retaining any copies, notes or excerpts thereof, including memoranda,

computer disks or other media, computer programs, diaries, notes, records, data, customer or client lists, marketing plans and strategies, and any other documents or data consisting of or containing confidential, proprietary or sensitive information of the Company, that are in such prior Member's actual or constructive possession or which are subject to such prior Member's control at such time. To the extent any such prior Member has retained any such property on any electronic or computer equipment, such prior Member, as the case may be, agrees, within such time frame, to so advise the Company and follow the Company's instructions in permanently deleting all property and all copies thereof. The obligations of each Manager and Member (including former Managers and Members) under this Section 8.8 shall survive the termination or removal of such Manager or the termination, Transfer or liquidation of such Member's interest in the Company or the dissolution of the Company.

ARTICLE IX
REPRESENTATIONS AND WARRANTIES

Each Member hereby makes the following acknowledgements, representations, warranties and agreements with respect to the Units:

9.1 Restrictions. The Member understands and agrees that the Units are being sold or granted in a transaction not involving any public offering in the United States within the meaning of the Securities Act of 1933, as amended (the "**Securities Act**") and that the Units will not be registered under the Securities Act or any state or foreign securities or "blue sky" laws and that it is anticipated that there will be no public market for the Units. The Member understands and agrees that the Company is under no obligation to file any registration statement with the Securities and Exchange Commission in order to permit transfers of the Units.

9.2 Nature of Member. The Member's knowledge and experience in financial and business matters are such that the Member is capable of evaluating the merits and risks of the investment in the Units. The Member understands that the Units are a speculative investment which involves a high degree of risk of loss of the Member's investment therein. It may not be possible for the Member to liquidate their investment in case of emergency, if at all. The Member is able to bear the economic risk of an investment in the Units, including the risk of a complete loss of their investment.

9.3 Purchase for Investment. The Member is acquiring the Units for their own account for investment purposes and not with a view to, or for offer or sale on behalf of themselves or for the Company in connection with, the distribution or resale thereof.

9.4 Receipt of, Access to and Reliance on Information. The Member acknowledges that: (i) the Company has given them, at a reasonable time prior to the issuance of the Units, an opportunity to ask questions and receive answers regarding this Agreement; (ii) the Company has given them, at a reasonable time prior to the date hereof, an opportunity to obtain any additional information that the Company possesses or can acquire without unreasonable effort or expense deemed necessary by them to verify the accuracy of the information provided, and they received all such additional information requested; and (iii) they have not relied on any of the Company or any of its "affiliates" (as defined in Regulation D of the Securities Exchange Act of 1934, as amended), officers, employees or representatives in connection with their investigation of the accuracy of the information provided or their investment decision. The Member acknowledges that no Person has been authorized to give any information or to make any representations concerning the Units, written or oral, that does not conform to the information included in this Agreement, and, if given or made, such other information or

representation should not be relied upon as having been authorized by any of the Company or any of its respective affiliates, officers, employees or representatives.

9.5 No Misrepresentation; Notification of Any Change. The Member understands that the Company and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and warranties (including for the possible future issuance of Units in accordance with the terms of this Agreement), and agrees that if any of the acknowledgements, representations and warranties deemed to have been made by them upon their acquisition of the Units are no longer accurate at any time, they shall promptly notify the Company.

9.6 State of Residence. The Member is a resident of the state or commonwealth set forth below such Member's name on Exhibit A hereto. The Member shall notify the Company of any change in their residence on or prior to the date of such change.

ARTICLE X
MISCELLANEOUS

10.1 Expenses. Except as otherwise expressly provided herein, all costs and expenses related to this Agreement shall be paid by the party incurring them.

10.2 Insurance. The Company may, in its sole discretion, purchase life insurance and/or key-man insurance for any of the Members, Managers or officers of the Company, and all such Members, Managers and officers of the Company shall execute and deliver all such other agreements or instruments as are requested by the Board, in its sole discretion, to further assure the purchase and maintenance of such insurance.

10.3 No Employment. Notwithstanding anything to the contrary herein, this Agreement does not, and is not intended to, confer upon any Person, including the parties hereto, any rights with respect to continued employment or service by the Company, and nothing herein should be construed to have created any employment agreement with such Person. Further, notwithstanding anything to the contrary in herein, nothing in this Agreement shall be construed to limit the discretion of the Company to terminate any Person's employment or service at any time, with or without notice and with or without cause, or for any reason or no reason.

10.4 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall to any extent be invalid or unenforceable, the remaining provisions of this Agreement or the application of such provision to Persons or circumstances other than those as to which it is invalid or unenforceable shall not be affected and each provision of this Agreement shall be valid and shall be enforceable to the extent permitted by law.

10.5 Merger and Integration. This Agreement (and all Exhibits hereto) contain the entire agreement of the parties hereto with respect to the subject matter hereof and all prior agreements, understandings and representations are superseded hereby and thereby. The express terms of this Agreement control and supersede any course of performance or usage of trade inconsistent with any of the terms hereof.

10.6 Notices. Except as otherwise expressly provided herein, any notice, consent, exercise of an option, or communication required or permitted to be given by any provision of this Agreement shall be in writing and delivered in person or sent by United States registered mail, overnight courier,

facsimile or email, addressed as follows, or to such other address as such person may from time to time specify by notice to the Members:

(a) If to the Company, to the Company's primary office, facsimile number or email address; and

(b) If to the Board, to the Board at the Company's primary office, facsimile number or email address; and

(c) If to a Member, to such Member's last residential address, facsimile number or email address, as set forth on the books and records of, or otherwise communicated in writing, to the Company.

Any such notice shall be deemed to have been delivered, given and received for all purposes as of the business day after the date so sent.

10.7 Amendment. This Agreement may be amended only by the unanimous written agreement of all the Series A Members. Notice of such amendments shall be given to all the Members and other parties hereto; provided that all amendments shall take effect immediately upon full execution and delivery by the Series A Members, and such effectiveness shall not be delayed for the giving of such notice. Any failure to distribute notice of any such amendment shall not affect the validity of any such amendment. Notwithstanding anything herein to the contrary, revisions of Exhibit A, Exhibit B or Exhibit C pursuant the provisions of this Agreement shall not be considered an amendment of this Agreement requiring the unanimous written agreement of all the Series A Members.

10.8 Governing Law. This Agreement and any disputes arising hereunder shall be governed by and interpreted and enforced in accordance with the substantive laws of the Commonwealth of Pennsylvania (including, without limitation, provisions concerning limitations of actions), without reference to the conflicts of laws rules of that or any other jurisdiction that would cause the application of the laws of any jurisdiction other than the substantive laws of the Commonwealth of Pennsylvania.

10.9 Further Assurances. Each of the parties hereto, for themselves and their heirs, personal representatives, successors and permitted assigns, shall do, execute and deliver, or cause to be done, executed and delivered, all such additional documents and assurances and take all such further actions as may be reasonably requested by the Company to carry out and give effect to the provisions of this Agreement.

10.10 Binding Effect and Rights of Third Parties. Subject to the other provisions of this Agreement related to Transfers, this Agreement shall be binding on and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and permitted assigns. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person, except a Person entitled to indemnification, contribution or advancement of expenses hereunder. Except and only to the extent provided by applicable law, no such creditor or other Person shall have any rights under this Agreement.

10.11 Specific Performance. The Company shall be entitled to seek specific performance as a remedy for a breach of this Agreement, and no party hereto or their agents or representatives shall oppose the granting of such relief or require the posting of a bond.

10.12 Construction. As used in this Agreement: (a) the gender of any word includes the masculine, feminine and neuter; (b) the number of any word includes the singular and plural; (c) the word "including" is exemplary, and not exclusive or limiting, and means "including, without limitation"; (d) the word "or" is not exclusive; (e) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to the entire document in which they are used; (f) the words "party" or parties" means the "party" or "parties" hereto, respectively; and (g) all references to Articles and Sections refer to articles and sections of this Agreement, and all references to Annexes or Exhibits are to annexes or exhibits attached hereto, each of which is hereby made a part of this Agreement for all purposes. The headings in this Agreement are for convenience only; they do not form a part of this Agreement and shall not affect its interpretation.

10.13 Execution in Counterparts. This Agreement may be executed in any number of counterparts which, taken together, shall constitute one and the same agreement. A signature delivered by email of a PDF document shall be deemed an original signature hereto and such delivery shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[*signature page follows*]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

COMPANY:

WHAT'S FOR DINNER TECHNOLOGIES LLC

By:____________________________
Name: Jodi Frank
Title: Manager

MEMBER:

____
Brian Evarts

EXHIBIT A

MEMBERS

Dated as of: September 30 ,2021

Member	Number of Series A Units	Series A Ownership Percentage	Number of Series B Units Issued (Rounded)	Series B Ownership Percentage	Ownership Percentage	Capital Contribution
Jodi Frank	1000.00	1.00	0	0.00%	80.33%	240,000
Mike Melusky	0.00	0.00	80	53.33%	10.67%	0
Carscallen Consulting Ltd.	0.00	0.00	20	13.33%	2.67%	0
Sustainable Systems Consulting, LLC	0.00	0.00	20	13.33%	2.67%	0
Jennifer Plasko	0.00	0.00	10	6.67%	1.33%	0
Nguyen Lam	0.00	0.00	10	6.67%	1.33%	0
Advisors						
James Kirk	0.00	0.00	0	0.00%	0.05%	0
Reserved	0.00	0.00	10	6.67%	0.95%	0
TOTAL	1000.00	1.00	150.00	100%	100%	240,000

EXHIBIT B

<u>JOINDER TO OPERATING AGREEMENT</u>

Intending to be legally bound hereby, the undersigned, having been admitted as a Member of What's for Dinner Technologies LLC, a Pennsylvania limited liability company, hereby enters into and agrees to become bound by the terms of the Operating Agreement for What's for Dinner Technologies LLC dated as of July 12, 2021, as amended by Brian Evarts a copy of which is attached hereto.

Dated: ____________________ ___________________________
Brian Evarts

EXHIBIT C

RECORD OF AGREED VALUE

Agreed Value	**Date**	**Signatures evidencing approval by the majority of the Managers**
For the 3-year period starting on January 1, 2019, the Board shall determine the Purchase Price (for purposes of Section 6.3) or additional capital contributions (for purposes of Section 3.2), in its discretion, taking into account the Capital Account balances and the distribution, management and other provisions in the Agreement. Thereafter, the Board shall engage an Independent Accountant to determine the Purchase Price (for purposes of Section 6.3) or additional capital contributions (for purposes of Section 3.2), with the instruction to take into account the Capital Account balances and the distribution, management and other provisions in the Agreement. *This Agreed Value methodology may be amended pursuant to Section 6.3 of the Agreement.*	Sept 30, 2021	___________________________ Jodi Frank
$0	Sept 30, 2021	________________________________ Jodi Frank

EXHIBIT D

SPOUSAL WAIVER

I, [name of spouse], spouse of [name of member], do hereby acknowledge that I have been informed that [name of member] [intends to purchase] [presently owns] a membership interest in What's for Dinner Technologies, LLC, a Pennsylvania limited liability company (the "Company"), in the form of [number] Units (the "Units").

I hereby release and waive any and all claims and/or rights I may have in the Units or in the profits, losses, capital or distributions of the Company. In making this Spousal Waiver, I acknowledge the Units, as well as the profits, losses, capital and distributions of the Company, are not marital property. I acknowledge that the Company would not [admit [name of member] as a member] [continue to allow [name of member] to be a member] without my prior written execution of this Spousal Waiver.

This Spousal Waiver is binding on myself, my heirs and successors.

Dated:

______________________________	______________________________
Witness	Spouse

COMMONWEALTH OF PENNSYLVANIA :
:
COUNTY OF :

On this the ______ day of ______________, ______, before me a Notary Public, the undersigned personally appeared [*name of spouse*], known to me (or satisfactorily proven) to be the person whose name is subscribed to the within instrument, and acknowledged that she executed the same for the purpose therein contained.

IN WITNESS WHEREOF, I have hereunto set my hand and official seal.

____
Notary Public